ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada, M4A 1W9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: info@altairesources.com • Internet: http://www.altairesources.com

07023645

May 16, 2007

By Courier

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549, U.S.A.
Attn: Office of International Corporate Finance

SUPPL

Dear Sirs:

RE: Altai Resources Inc. - CUSIP No. 02136K 10 8

In compliance with the applicable securities legislation, we confirm herewith that we have mailed on May 16, 2007 to our Shareholders on record (record date: May 9, 2007) the following material (enclosed) for our Annual General Meeting of Shareholders to be held on June 15, 2007 and we are filing with you the same material:-

1) Notice of Annual General Meeting of Shareholders / Management Information Circular / President and CEO's Letter to Shareholders / Summary of Audited Consolidated Financial Statements for the year ended December 31, 2006 / Management's Discussion and Analysis (Form 51-102F1) for the year ended December 31, 2006 / Financial Statements Request – 2007;

2) Proxy Form; and

3) Proxy Return Envelope.

RECEIVED
2007 MAY 18 A 10:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Yours truly,
ALTAI RESOURCES INC.

Niyazi Kacira
President and CEO

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

Number of copies enclosed: 1

c.c. Bolton & Bolton

dlw 5/22

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada, M4A 1W9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: info@altairesources.com • Internet: http://www.altairesources.com

May 16, 2007

By Sedar Filing

Ontario Securities Commission
Autorité des marché financiers
British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: Altai Resources Inc. - CUSIP No. 02136K 10 8

In compliance with the applicable securities legislation, we confirm herewith that we have mailed on May 16 , 2007 to our Shareholders on record (record date: May 9, 2007) the following material (enclosed) for our Annual General Meeting of Shareholders to be held on June 15, 2007 and we are filing with you the same material:-

1) Notice of Annual General Meeting of Shareholders / Management Information Circular / President and CEO's Letter to Shareholders / Summary of Audited Consolidated Financial Statements for the year ended December 31, 2006 / Management's Discussion and Analysis (Form 51-102F1) for the year ended December 31, 2006 / Financial Statements Request – 2007;

2) Proxy Form; and

3) Proxy Return Envelope.

Yours truly,
ALTAI RESOURCES INC.

"Niyazi Kacira"
Niyazi Kacira
President and CEO

Encl.

Altai Resources Inc.

Ontario Securities Commission
Autorité des marché financiers
TSX Venture Exchange
May 16, 2007

British Columbia Securities Commission
Alberta Securities Commission

By Sedar Filing

Copy By Mail to :

United States Securities and Exchange Commission
Attn: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549, U.S.A.
(SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950)

Standard & Poor's Corporation
Attn: Corporate Files Department
55 Water Street
New York, N.Y. 10041
U.S.A. (x 4)

Bolton & Bolton
Attn: Mr. Doug Bolton
25 Oakcrest Avenue
Unionville, Ontario, Canada, L3R 2B9

Computershare Investor Services Inc.
Attn: Ms. Shirley Yuen
100 University Avenue, 9th Floor,
Toronto, Ontario, Canada, M5J 2Y1

ALTAI RESOURCES INC.
1880 O'Connor Drive, Suite 501,Toronto, Ontario, Canada M4A 1W9
Tel: (416) 383-1328 Fax: (416) 383-1686 Email: info@altairesources.com
Website: http://www.altairesources.com

PROXY

SOLICITED BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS JUNE 15, 2007

The undersigned shareholder of **ALTAI RESOURCES INC.** (the "Corporation"), hereby appoints Niyazi Kacira, the President and CEO of the Corporation, failing him, Maria Au, Treasurer of the Corporation, or instead of the foregoing ________________________, as nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual General Meeting of the Shareholders of the Corporation to be held on the 15th day of June, 2007 and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned was personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees designated above are directed to vote for or withhold from voting, the shares registered in the name of the undersigned as specified below:

1. On the election as directors of the following nominees:

	VOTE FOR	*WITHHOLD VOTE*
01 Niyazi KACIRA	________	________
02 K. Sethu RAMAN	________	________
03 Rejean PAUL	________	________
04 William DENNING	________	________

2. *VOTE FOR* ______ *WITHHOLD VOTE* ______
on the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors.

If any amendments or variations to the matters identified in the notice of meeting are proposed at the meeting or any adjournment or adjournments thereof or if any other matters which are not now known to management should properly come before the meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

This proxy is solicited by the management of the Corporation. A shareholder has the right to appoint a person to represent him and to attend and act for him on his behalf at the meeting other than the nominees designated above and may exercise such right by striking out the printed names and inserting the name of his nominee in the blank space provided above for that purpose.

This proxy revokes and supersedes all proxies of earlier date.

________________________ ____________
SIGNATURE OF SHAREHOLDER DATE

NAME OF SHAREHOLDER ________________________ (Please print)

NOTES:

1. This proxy form must be signed and dated by the shareholder or his attorney authorized, under its seal or by any officer or attorney thereof duly authorized. If the proxy form is not dated in the space provided it is deemed to bear the date on which it is mailed by the management of the Corporation.
2. ***In the event that no specification has been made with respect to voting for or withholding from voting in the election of directors, and the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors, the proxy nominees are instructed to vote for such matters for the shares represented by this proxy.***
3. This proxy to be effective must be deposited at Altai Resources Inc., 1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9 not less than one business day preceding the day of the meeting or any adjournment thereof at which such proxy is to be used.

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Website: http://www.altairesources.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of shareholders of **ALTAI RESOURCES INC.** (the "Corporation") will be held on Friday, the 15th day of June, 2007 at Cartier Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), for the following purposes:

1. To receive the audited consolidated financial statements and the report of the auditors for the financial year ended December 31, 2006;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix the remuneration of the auditors;

4. To consider such other matters as may properly come before the meeting or any adjournments thereof.

The management information circular and the form of proxy accompany this notice.

BY ORDER OF THE BOARD OF DIRECTORS

Niyazi Kacira
President and CEO
May 7, 2007

NOTES:

1. Your vote is important regardless of the number of Altai Resources Inc. common shares you own. Shareholders who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting. The proxy must be received at the Corporation's office not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

2. Only shareholders of record at the close of business on the record date, May 9, 2007, will be entitled to vote at the meeting except to the extent that a person has transferred any common shares after that date and the transferee of such shares establishes proper ownership and demands not later than ten days before the meeting that his name be included in the list of shareholders in which case the transferee is entitled to vote his shares at the meeting.

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9

Tel: (416) 383-1328 Fax: (416) 383-1686

Email: info@altairesources.com Website: http://www.altairesources.com

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise noted herein, all information set forth in this Management Information Circular is as at April 26, 2007.

MANAGEMENT SOLICITATION

This Information Circular accompanies the Notice of Annual General Meeting of the Shareholders of **ALTAI RESOURCES INC.** (the "Corporation") to be held on Friday, the 15th day of June, 2006, at Cartier Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), and is furnished in connection with the SOLICITATION BY THE MANAGEMENT OF THE CORPORATION of proxies for use at the meeting. The solicitation will be primarily by mail but proxies may also be solicited by employees or representatives of the Corporation by advertisement, by telephone, by telecopier or other telecommunications, including electronic display such as the Internet. The cost of such solicitation will be borne by the Corporation.

A PROXY IN THE FORM ENCLOSED WITH THE NOTICE OF MEETING CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The completed proxy must be deposited at the registered office of the Corporation not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholders, and if a shareholder specifies a choice with respect of any matter to be acted upon the common shares shall be voted accordingly.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors or representatives of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend, act and vote for him and on his behalf at the meeting or any adjournments thereof, other than the persons designated in the enclosed form of proxy, by striking out the printed names and filling in the name of such person in the blank space provided in the form of proxy, or by completing another proper form of proxy. Such shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the shareholder's common shares are to be voted. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournments thereof, at which the proxy is to be used, or with the chairman of such meeting, or any adjournments thereof, and upon any such deposit the proxy is revoked.

EXERCISE OF DISCRETION BY PROXIES

All common shares represented by properly executed proxies received by the Corporation in a timely manner will be voted or withheld from voting at the meeting in accordance with the instructions of the shareholders appointing them. If a choice is specified in respect of any matter to be acted upon, the common shares will be voted accordingly.

On any ballot that may be called for, the shares represented by proxies in favour of management will be voted or withheld from voting in each case in accordance with the specifications made by the shareholders in the manner referred to above.

IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE FOR OR WITHHOLD FROM VOTING IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF EACH SUCH MATTER.

The form of proxy forwarded to shareholders with the notice of meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the notice of meeting or other matters which may properly come before the meeting.

VOTING SHARES

The authorized capital of the Corporation consists of an unlimited number of common shares, of which as at April 26, 2007, there were 28,856,554 common shares of the Corporation issued and outstanding.

Shareholders registered on the books of the Corporation at the close of business on the record date, May 9, 2007, are entitled to vote at the meeting, except to the extent that a shareholder transfers any of his shares after such record date, and the transferee (upon producing properly endorsed certificates evidencing ownership of such shares, or otherwise establishing that he owns such shares) demands, not later than ten days prior to the date of the meeting, that his name be included in the list of shareholders, then the transferee shall be entitled to vote his shares at the meeting.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with the requirement of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will have distributed copies of the Notice of Meeting, this Circular and the proxy form (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:

(a) typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow; or

(b) less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to the registered office of the Corporation.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to the registered office of the Corporation at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

PRINCIPAL HOLDERS THEREOF

To the best knowledge of the directors and officers of the Corporation, there is one person beneficially owning, directly or indirectly, or exercising control or direction, of more than 10% of the issued and outstanding common shares of the Corporation. As at April 26, 2007, Niyazi Kacira, President and CEO of the Corporation, beneficially/directly *owns 5,048,902 common shares, representing approximately 17.5% of the issued and outstanding shares* of the Corporation.

ELECTION OF DIRECTORS

All the directors are elected annually. The Articles of the Corporation provide that the number of directors of the Corporation shall consist of a minimum of three and a maximum of eleven directors.

Unless the shareholder directs that his shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy intend to vote for the election of the four nominees whose names are set forth below.

Management does not contemplate that any of the nominees will be unable to serve as a director; should that occur for any reason prior to the meeting, the persons named in the proxy will vote for another nominee in their discretion. Each director elected will hold office until the next Annual Meeting or until his office is earlier vacated in accordance with the By-Laws of the Corporation.

The following table states the names of all the persons proposed to be nominated for election as directors, their province of residence, all other positions and offices with the Corporation now held by them, their principal occupations and employment, the date upon which each became a director of the Corporation and the approximate number of shares of the Corporation beneficially owned, directly or indirectly or controlled by each of them as of April 26, 2007.

Name, Municipality and Province of Residence and Position	Principal Occupation or employment	Director Since	Altai Shares
NIYAZI KACIRA, Ph.D., P.Eng., MBA, FGAC * Toronto, Ontario – President & CEO, Secretary and Director	President & CEO and Secretary of Altai Resources Inc.	2/05/1987	5,048,902
K. SETHU RAMAN, Ph.D., FGAC * Toronto, Ontario – Director	Director of Lake Shore Gold Corporation	9/04/2001	2,000
REJEAN PAUL, P.Eng., Geoph. * Montreal, Quebec – Director	Owner and President of Geophysics GPR International Inc.("GPR"), Montreal, Quebec [(1)]; President of Petro St-Pierre Inc. ("PSP"), Montreal, Quebec – July 2001 to present. [(2)]	6/18/2004	1,000,000 [(1)]
WILLIAM DENNING, MA * Toronto, Ontario – Director	Senior Advisor, Ministry of Public Infrastructure Renewal, Government of Ontario	6/18/2004	3,000

* MEMBER OF THE AUDIT COMMITTEE

(1) GPR has been, from time to time, a technical service contractor to the Corporation in its Sorel-Trois Rivieres natural gas property (also refer to [(2)]). GPR owns 1,000,000 common shares of Altai Resources Inc. representing approximately 3.5% of the issued and outstanding shares of the Corporation as at April 26, 2007.

(2) PSP, a private company, is the joint venture partner of the Corporation in the Sorel-Trois Rivieres natural gas property. Mr. Paul owns approximately 20% of the shares of PSP.

The information concerning the principal occupation/employment and the number of Altai shares owned has been furnished by the respective nominees who are all Canadian citizens.

Of the above four nominees, three are currently outside (non-management) directors of the Corporation. Each of the persons named in the above table was elected a director of the Corporation by vote of shareholders at the annual general meeting held on June 14, 2006.

CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 of the Canadian Securities Administrators has set out a series of guidelines for effective corporate governance (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 ("NI 58-101") of the Canadian Securities Administrators requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

GENERAL

The responsibility to oversee the conduct of the business and to guide management of the Corporation resides with the board of directors of the Corporation (the "Board"). As prescribed by the *Business Corporations Act* (Ontario), the mandate, duties and objectives of the Board are to manage or supervise the management of the business and affairs of the Corporation. In practice, Board approval is sought in respect to material decisions involving the business and affairs of the Corporation which are not routine and therefore not dealt with by management of the Corporation.

THE DIRECTORS

The proposed board of directors consists of four directors, including one officer of the Corporation, and three outside (non-management) directors. All outside directors can be considered "unrelated directors", which are generally defined as directors who are independent of management of the Corporation.

During the most recently completed fiscal year, the Board held six meetings. All members of the board who are nominated for re-election have attended at least 75 percent of the meetings of the board during their capacity as directors of the Corporation.

ORIENTATION AND CONTINUING EDUCATION

While the Corporation does not have formal orientation and training programs, new Board members are provided with:

1. information respecting the functioning of the Board and committees;
2. publicly filed documents of the Corporation; and
3. access to management.

Board members are encouraged to communicate with management to keep themselves current with industry trends and development and changes in legislation with management's assistance.

ETHICAL BUSINESS CONDUCT

Given the relatively small size of the Corporation, the Board believes that through the fiduciary duties placed on individual directors by the Corporation's corporate governance practice and the common law and the restrictions placed by applicable corporate legislation on an individual director's

participation in decisions of the Board in which a director has an interest have been sufficient to ensure that the Board operates independently of management, in the best interest of the Corporation and reflects a culture of integrity and ethical business conduct. The Corporation has not adopted a Code of Ethics.

COMPENSATION

The Board does not have a compensation committee for directors and officers. These functions are currently performed by the Board as a whole.

AUDIT COMMITTEE

Multilateral Instrument 52-110 of the Canadian Securities Administrators (the "Instrument") relating to the composition and function of audit committees requires all affected issuers, including the Corporation, to have a written audit committee charter (the "Charter") which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the shareholders of the Corporation for the purpose of electing directors to the Board of the Corporation.

<u>The Audit Committee Charter</u>
The Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the audit committee (the "Committee") in the oversight of the financial reporting process of the Corporation. Nothing in the Charter is intended to restrict the ability of the Board or the Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time. The full text of the Charter is found at Schedule "A".

<u>Composition of the Audit Committee</u>
The current members of the Committee are Niyazi Kacira, K. Sethu Raman, Rejean Paul and William Denning. Except Niyazi Kacira, all other members are considered independent. All are financially literate. "Independent" and "financially literate" have the meaning used in the Instrument.

<u>Audit Committee Oversight</u>
At no time during the most recently completed fiscal year was a recommendation of the Committee to nominate or compensate the external auditors (currently, Bolton and Bolton) not adopted by the Board.

<u>Reliance on Certain Exemptions</u>
In the most recently completed fiscal year, the Corporation has not relied on the exemptions in sections 2.4 or 8 of the Instrument. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of the Instrument, in whole or in part.

<u>Pre-Approval and Procedures</u>
Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of the Instrument, the engagement of non-audit services is considered by the Board, and where applicable by the Committee, on a case by case basis.

<u>Exemption</u>
In respect of the most recently completed fiscal year, the Corporation is relying upon the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.

RESPONSE TO SHAREHOLDERS COMMENTS AND CONCERNS

Management is available to shareholders to receive feedback and to respond to questions or concerns on a prompt basis. It is available for any shareholder to contact the Corporation by telephone, fax, mail or email at its head office. The Board believes that the Corporation's approach to communicating with shareholders and other interest parties is both responsive and effective.

ASSESSMENTS

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board. The Board through the careful selection of its members and from fostering a culture of openness has established an environment where its members are given ongoing feedback on their performance.

The Board believes that it carries out governance of the Corporation's affairs effectively, and will continue to review the Corporation's governance practices and to make changes as deemed appropriate.

EXECUTIVE COMPENSATION

The Corporation had two executive officers to April 4, 2007. Effective April 5, 2007, there is one executive officer. The Corporation paid a total of $36,000 cash compensation to the executive officers during the financial year ended December 31, 2006.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Niyazi Kacira	2006	–	–	24,000	–	–	–	–
President & CEO and	2005	–	–	12,000	–	–	–	–
Secretary [(1)]	2004	–	–	4,000	–	–	–	–
Maria Au	2006	–	–	12,000	–	–	–	–
Secretary-Treasurer (to April 4, 2007) Treasurer (effective April 5, 2007)	2005	–	–	11,613	100,000 [(2)]	–	–	–

(1) Effective April 5, 2007, Niyazi Kacira has also assumed the position of Secretary of the Corporation.

(2) Each option entitles the holder to acquire the indicated number of Altai common shares in accordance with the 2002 Stock Option Plan.

OPTION GRANTS TO OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2006

No share option had been granted to officers during the financial year ended December 31, 2006.

AGGREGATE OPTIONS EXERCISED BY OFFICERS IN THE FINANCIAL YEAR ENDED DECEMBER 31, 2006 AND OPTION VALUE

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) [(1)]		Value of Unexercised In-the-Money Options at Fiscal Year-End ($) [(2)]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Niyazi Kacira	Nil	Nil	221,500	Nil	15,505	Nil
Maria Au	Nil	Nil	100,000	Nil	2,000	Nil

(1) At December 31, 2006 and as director of the Corporation, Niyazi Kacira has 221,500 (at $0.10/share expiring August 18, 2007) unexercised exercisable shares option.

(2) The difference between the closing price of Altai common shares on the TSX Venture Exchange on December 31, 2006 ($0.17) and the exercise price of any in-the-money unexercised options to acquire Altai common shares.

COMPENSATION OF DIRECTORS

The directors of the Corporation received no cash compensation in their capacity as directors during the financial year ended December 31, 2006.

OPTION GRANTS TO DIRECTORS WHO ARE NOT EXECUTIVE OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2006

No share option had been granted to directors who are not executive officers during the financial year ended December 31, 2006.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at December 31, 2006 there was no indebtedness to the Corporation by any director and officer.

APPOINTMENT OF AUDITORS

Unless such authority is withheld the persons named in the enclosed form of proxy intend to vote for the appointment of Bolton & Bolton, Chartered Accountants, 25 Oakcrest Avenue, Unionville, Ontario, as auditors of the Corporation and for the authorization of the directors to fix the remuneration of the auditors. Bolton & Bolton were first appointed auditors of the Corporation on December 31, 1991.

RECEIPT OF 2006 AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Corporation's audited consolidated financial statements for the financial year ended December 31, 2006 and the related Management's Discussion and Analysis (MD&A) have been forwarded to those shareholders who have requested them through the "Financial Statements Request – 2005" which was sent to shareholders with the meeting materials for the Corporation's annual general meeting held in 2006. Summary of such financial statements and the full MD&A are enclosed with these Meeting Materials for your information. If any shareholder has questions respecting such financial statements, the questions may be brought forward at the meeting.

If you are interested in the full text of the 2006 financial statements, it is available on our website at www.altairesources.com or at www.sedar.com, or you can write to the Corporation at its office address to request a copy.

OTHER BUSINESS

The Management of the Corporation knows of no matters to come before the meeting other than the matters referred to in the Notice of Meeting.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and sending of this Management Information Circular and the Form of Proxy have been approved by the Board of Directors of the Corporation.

Niyazi Kacira
President and CEO

May 7, 2007

SCHEDULE "A"
AUDIT COMMITTEE CHARTER

A. NAME

There shall be a committee of the board of directors (the "Board") of Altai Resources Inc. (the "Corporation") known as the Audit Committee (the "Committee").

B. PURPOSE OF AUDIT COMMITTEE

The Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

1. the Corporation's external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;
2. the Corporation's accounting and financial reporting requirements;
3. the Corporation's reporting of financial information to the public;
4. the Corporation's compliance with law and regulatory requirements;
5. the Corporation's risks and risk management policies;
6. the Corporation's system of internal controls and management information systems; and
7. such other functions as are delegated to it by the Board.

Specifically, with respect to the Corporation's external audit function, the Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Corporation's financial statements; the independent auditors' qualifications; and the performance of the Corporation's independent auditors.

C. MEMBERSHIP

The Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board. Each member of the Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Corporation. The Board may fill a vacancy which occurs in the Committee at any time. Members of the Committee shall be selected based upon the following and in accordance with applicable laws, rules and regulations:

Financially Literate: Each member shall be financially literate or must become financially literate within a reasonable period of time after his appointment to the Committee. For these purposes, an individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

D. CHAIR AND SECRETARY

The Chair of the Committee shall be designated by the Board. If the Chair is not present at a meeting of the Committee, the members of the Committee may designate an interim Chair for the meeting by majority vote of the members present. The Secretary of the Corporation shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present. A member of the Committee may be designated as the liaison member to report on the deliberations of the Audit Committees of affiliated companies (if applicable).

E. MEETINGS

The Chair of the Committee, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings as circumstances require provided that the Committee will meet at least once in every fiscal quarter.

F. AUTHORITY

The Committee shall have the authority to:

1. engage independent counsel and other advisors as it determines necessary to carry out its duties,
2. set and pay the compensation for any advisors employed by the Committee,
3. communicate directly with the internal and external auditors; and
4. recommend the amendment or approval of audited and interim financial statements to the Board.

G. RESPONSIBILITIES

1. The Committee shall be responsible for making the following recommendations to the Board:

a) the external auditors to be nominated for the purpose of preparing or issuing auditors' report or performing other audit, review or attest services for the Corporation; and

b) the compensation of the external auditors.

2. The Committee shall be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing auditors' report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting. This responsibility shall include:

a) reviewing the audit plan with management and the external auditors;

b) reviewing with management and the external auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

c) reviewing with management and the external auditors regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

d) reviewing audited annual financial statements, in conjunction with the report of the external auditors, and obtain an explanation from management of all significant variances between comparative reporting periods;

e) reviewing interim unaudited financial statements before release to the public;

f) reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual information form and management's discussion and analysis;

g) reviewing the evaluation of internal controls by the external auditors, together with management's response;

h) reviewing the terms of reference of the internal auditor, if any;
i) reviewing the reports issued by the internal auditor, if any, and management's response and subsequent follow up to any identified weaknesses; and
j) reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable.

3. The Committee shall ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, and shall periodically assess the adequacy of those procedures.

4. When there is to be a change of auditors, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditors called for under National Policy 31, and the planned steps for an orderly transition.

5. The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Policy 31, on a routine basis, whether or not there is to be a change of auditors.

6. The Committee shall, as applicable, establish procedures for:

a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and
b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

7. As applicable, the Committee shall establish, periodically review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

8. The responsibilities outlined in this Charter are not intended to be exhaustive. The Committee should consider any additional areas which may require oversight when discharging their responsibilities.

9. The Committee shall review and reassess the adequacy of the Committee's Charter on an annual basis.

06ammic

To Our Shareholders

The information on the activities of this Company are summarized on the Management Discussion and Analysis which is also available on our website www.altairesources.com.

In the coming year most of our efforts will be directed to get value out of the assets the Company already has. We will add new projects as opportunities arise.

I take this opportunity to thank our consultants, directors and shareholders and express my belief that 2007 will be a better year for your Company.

On behalf of the Board

Niyazi Kacira
President and CEO

May 7, 2007

ALTAI RESOURCES INC.

AUDITED CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2006

	2006 $	2005 $
ASSETS		
Current		
Cash	802,859	79,258
Marketable securities	16,463	16,463
Accounts receivable	3,978	1,167
Prepaid expenses	1,500	1,500
	824,800	98,388
Note receivable	546,903	546,903
Investment in subsidiaries	561,556	597,086
Interests in mining properties	1,009,954	1,009,946
Natural gas interests	1,503,414	1,484,529
Investment in technology project	1	1
Capital assets	711	1,280
Total Assets	4,447,339	3,738,133
LIABILITIES		
Current		
Accounts payable	13,903	6,018
Current portion of consulting charge payable	35,100	35,100
	49,003	41,118
Consulting charge payable	70,200	105,300
	119,203	146,418
SHAREHOLDERS' EQUITY		
Share capital	9,623,560	9,348,336
Share purchase warrant	466,000	-
Contributed surplus	139,730	95,950
Deficit	(5,901,154)	(5,852,571)
	4,328,136	3,591,715
Total liabilities and shareholders' equity	4,447,339	3,738,133

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006 $	2005 $
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	7,177	4,340
Gain on sale of marketable securities	–	56,416
	7,177	60,756
Expenses		
Administrative expenses	53,795	46,859
Stock-based compensation cost	–	32,000
Prospecting and general	432	534
Amortization	569	427
	54,796	79,820
Net loss before share of net earnings of equity investment	(47,619)	(19,064)
Share of net (loss) earnings of equity investment	(964)	17,759
Net loss before income taxes	(48,583)	(1,305)
Future income tax recoverable	–	28,896
Net (loss) income	(48,583)	27,591
Net (loss) income per share – basic and fully diluted	(0.002)	0.001
CONSOLIDATED DEFICIT		
Balance, beginning of year	(5,852,571)	(5,880,162)
Net (loss) income	(48,583)	27,591
Balance, end of year	(5,901,154)	(5,852,571)

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

	2006 $	2005 $
Operating activities		
Net income (loss)	(48,583)	27,591
Items not affecting cash		
Share of net (loss) earnings of equity investment	964	(17,759)
Stock-based compensation cost	–	32,000
Amortization	569	427
Gain on sale of marketable securities	–	(56,416)
Decrease (increase) in accounts receivable	(2,811)	(788)
Increase in prepaid expenses	–	(1,500)
Increase (decrease) in loan from officer	–	(35,000)
Decrease in accounts payable	7,885	(6,679)
Increase (decrease) in consulting charge payable	(35,100)	(35,100)
Cash used in operating activities	(77,076)	(93,224)
Investing activities		
Deferred exploration expenditures	(8)	1,553
Proceeds on sale of marketable securities	–	71,971
Natural gas interests	(18,885)	(50,024)
Investment in subsidiaries	34,566	36,412
Purchase of capital assets	–	(1,707)
Cash provided by investing activities	15,673	58,205
Financing activities		
Issue of shares	850,420	92,000
Shares issue costs	(65,416)	-
Tax benefits renounced – flow-through shares	–	(28,896)
Cash provided by financing activities	785,004	63,104
Change in cash	723,601	28,085
Cash, beginning of year	79,258	51,173
Cash, end of year	802,859	79,258

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2006 **Dated April 9, 2007**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the audited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the year ended December 31, 2006 and should be read in conjunction with them.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

1) The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

a) Altai's properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property (named "Blackcliff project" by property joint-venture partner) of 3 claims of 120 hectares (300 acres) and the 54.88% owned (as at December 31, 2006) Sorel-Trois Rivieres natural gas property of 11 oil and gas and reservoir permits of 127,542 hectares (315,156 acres) (Talisman having earned 100% equity interest in one of the oil and gas permits in the second half of 2006) were maintained in good standing in 2006.

b) Sorel-Trois Rivieres natural gas property, Quebec

i) (1) Since July 2005, the Company and PSP have optioned a portion of the oil and gas permits in the Sorel-Trois Rivieres property to Talisman Energy Canada ("Talisman"). The agreement involves four permits aggregating to 73,275 hectares (181,063 acres) ("Farmout Lands").

Talisman may earn a 100% equity interest in any permit by drilling one well in that permit. Talisman committed to drilling one well, while the other wells are optional. The option extends to April 2010.The Company and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the earned Farmout Lands.

(2) According to the independent consultant, the main target in the Farmout Lands is a NE trending collapse zone 34 kilometers long averaging one kilometer in width. It may extend further SE within the Farmout Lands. The zone appears as a depression at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. In addition to Trenton formation the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians.

(3) Dr. Robert Theriault of the Hydrocarbons Branch, Quebec Ministry of Natural Resources, compared Altai's deep collapse structure (referred to by him as a "sag") at the top of the Trenton Formation to the Albion-Scipio oil and gas field ("Albion-Scipio") in the State of Michigan, USA. Albion-Scipio, also in the Trenton Formation, has produced to date over 130 million barrels of oil (290 million barrels of original oil in place) and 200 BCF (billion cubic feet) of natural gas since the start of its production in the late 1950's. Dr. Theriault pointed out that the sag zone of 34 kilometers outlined in Altai's permits may extend for approximately another 20 kilometers towards the SW, all in Altai's permits, making its physical size similar to that of Albion-Scipio. He pointed out the similarity of the seismic cross section of Altai's target with that of Albion-Scipio. Production and alternation zone in Albion-Scipio is not continuous.

(4) Talisman carried out the drilling and testing of the first well (test well) in the second half of 2006. As at December 31, 2006 Talisman had earned 100% equity interest in one permit where the test well was drilled.

The well was drilled to a total measured depth of 1,294 meters or 1,262 meters vertical depth. It was drilled on a seismically defined feature in an attempt to find a structure that is similar to other Ordovician Trenton-Black River producing trends in the province of Ontario and New York State. In early 2007 Talisman reported that the well did not encounter commercial amount of gas.

In Altai's opinion there is very good exploration potential located along its 55 kilometers feature on its permits. A recent announcement by another company pointing to the presence of Trenton-Black River gas in a well located east of Altai's permits in the St. Lawrence Lowlands indicates that gas may be present in the region.

ii) Development of a gas storage site or sale of storage rights remains an important aim of the Sorel-Trois Rivieres property for Altai.

c) Altai Philippines Mining Corporation ("Altai Philippines")

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property and Bulan gold property.

i) As at December 31, 2006 and to date, the option agreement that Altai Philippines signed with a consortium headed by Sunshine Gold Pty Ltd. of Australia in late 2004 for the sale of Altai Philippines' lateritic nickel-cobalt property on Sibuyan Island, Philippines, has not yet closed as the Mineral Production Sharing Agreement application for the property has not yet been approved.

ii) As at December 31, 2006, Crew Gold Corporation ("Crew"), through its wholly owned subsidiary, Crew Minerals Philippines Inc., had not yet put the Negros Island sulfur property that it had optioned from Altai Philippines, into production. In late January 2007, Crew has terminated the option agreement in view of the big increase in the annual payments from 2007 on. The Company and Altai Philippines are examining different alternatives to develop the property.

2) At end of October 2006, the Company closed two non-brokered private placements:

i) One of 1,800,000 common share units at a price of $0.25 per unit for gross proceeds of $450,000. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $0.35 per share within a period of 18 months. Altai would use the net proceeds for general working capital.

ii) One of 2,000,000 flow-through share units at a price of $0.20 per unit for gross proceeds of $400,000. Each unit comprised of one flow-through common share and one-half non flow-through common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at the price of $0.25 per share within a period of 12 months. The Company would use the proceeds to incur qualifying CEE within 24 months of the closing of the private placement to flow-through to holders of the flow-through shares. For 2006 the Company has not renounced any qualifying expenditures to holders of the 2,000,000 flow-through shares.

The shares and the underlying warrants issued for both private placements were subject to hold until March 1, 2007.

OUTLOOK FOR 2007 AND BEYOND

The proceeds from the flow-through share units private placement provide adequate funds for the Company to carry out targeted exploration work on its oil and gas permits that were not optioned to Talisman Energy Canada for the next two years, whereas the proceeds from the common share units private placement will increase the general working capital of the Company and allow it to carry out exploration work on new projects or other properties that it has. Further future major expenditures on exploration projects will require new financing or closing of the asset sale agreement on the Sibuyan lateritic nickel-cobalt property.

Over the next twelve months, the Company's efforts will be focused on the following:

1. Exploring and developing the shallow gas reservoirs of the Sorel-Trois Rivieres natural gas property – In February – March 2007 Altai carried out a seismic reflection survey on the Sorel Islands, the portion of its permits which are not under option to Talisman. The survey is orientated to shallow (less than 150 meters) gas targets in recent sediments;
2. Completion of the sale of the Sibuyan lateritic nickel-cobalt property in the Philippines; and
3. Acquisition of a new property -- base metals, gold or uranium.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

a) For the year of 2006, the Company had a net loss of $48,583 including its share ($964) of the net loss of equity investment in Altai Philippines. The net loss was mainly due to the relatively low administration expenses of $53,800.

b) During the year, the major sources of funding for the Company's exploration work in the Sorel-Trois Rivieres natural gas property, the administration expenses and the second instalment payment of a long term consulting charge payable, mainly came from the receipt in January 2006 of Altai's share of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines, and the receipt of a refundable tax credit of $39,000.

c) The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and have increased in market value in 2006 to date compared to 2005 year end.

SELECTED ANNUAL INFORMATION

	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$
Total revenue	7,177	60,756	4,647
Net income (loss)	(48,583)	27,591	(218,451)
(Loss) Income per share (Basic and Diluted)	(0.002)*	0.001	(0.009)*
Total assets	4,447,339	3,738,133	3,692,218
Long term debt	70,200	105,300	140,400
Dividend paid	Nil	Nil	Nil
Weighted average number of shares outstanding			
Basic	26,115,524	24,850,047	24,065,275
Diluted (including share options and warrants)	27,506,324	25,723,047	25,408,275

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended			
2006	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	3,711	1,133	1,156	1,177
Net loss	(9,640)	(8,096)	(18,930)	(11,917)
Net loss per share (Basic and Diluted*)	(0.001)*	(0.000)*	(0.001)*	(0.000)*
Weighted average number of shares				
Basic	26,115,524	25,055,798	25,055,798	25,053,554
Diluted (including share options and warrants)	27,506,324	25,925,798	25,925,798	25,926,554

	Three Months Ended			
2005	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	1,068	1,025	938	57,725
Net income (loss)	39,195	(43,300)	(15,884)	47,580
Net income (loss) per share (Basic and Diluted)	0.002	(0.002)*	(0.001)*	0.002
Weighted average number of shares				
Basic	24,850,047	24.850,047	24,802,047	24,802,047
Diluted (including share options and warrants)	25,723,047	25,723,047	25,595,047	26,145,047

* Due to the loss in 2004, the second and third quarters of 2005, and 2006, the diluted weighted average number of shares used to calculate the diluted net loss per share in the respective periods is the same as the basic weighted average number of shares as the inclusion of outstanding share options and warrants would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

There is a three year office rental lease expiring August 31, 2007. The total obligation for 2007 is $12,000.

RELATED PARTY TRANSACTIONS

1. Consulting services were provided by the two officers of the Company. Fees for such services amounted to $36,000 in 2006 compared to $23,613 in 2005.

2. The second instalment ($35,100) of the $175,500 consulting charge payable in equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in 2006.

DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to management, including the President and Secretary-Treasurer, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and Secretary-Treasurer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2006. Based on this evaluation, the President and Secretary-Treasurer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and the Secretary-Treasurer of the Company are responsible for designing and continually maintaining and reviewing internal controls over financial reporting or causing them to be designed and maintained under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The President and the Secretary-Treasurer have evaluated whether there were changes to its internal controls over financial reporting during the year ended December 31, 2006 that have materially affected, or that are reasonably likely to materially affect its internal controls over financial reporting. No such changes were identified through their evaluation.

OUTSTANDING SHARES

As of April 9, 2007, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	28,856,554	28,856,554
Stock options	870,000	870,000
Warrants	2,800,000	2,800,000
Compensation options	266,000	266,000
Common shares fully diluted	32,792,554	32,792,554

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9 Tel: (416) 383-1328
Fax: (416) 383-1686 Email: info@altairesources.com Website: http://www.altairesources.com

FINANCIAL STATEMENTS REQUEST – 2007

To Registered and Beneficial Shareholders

Rather than receiving annual and interim financial statements and the related Management's Discussion and Analysis (MD&A) by mail, shareholders may choose to access these reports at www.altairesources.com. Under securities regulations, holders may elect annually to receive annual and/or interim financial statements by mail by completing and returning this form to the address noted below.

If you do not mark the box(es) below and do not return this form completed to the address noted below by mail or by fax to (416) 383-1686, then it will be deemed that you DO NOT want to receive the financial statements. *If you wish to receive electronic notification of the availability and/or release of financial statements material information, please read and sign the consent below and provide your email address below.

SHAREHOLDER NAME: ______________________________ (Please print)

ADDRESS: ______________________________

____

PROVINCE/STATE : ____________ POSTAL/ZIP CODE : ____________ COUNTRY : ____________

TELEPHONE : ____________ FAX : ____________

EMAIL*: ______________________________

DATE : ____________ SIGNATURE : ____________

1) Mark this box if you would like to receive Interim Financial Statements and related MD&A by mail. ☐

2) Mark this box if you would like to receive Annual Financial Statements and related MD&A by mail. ☐

3) Mark the appropriate box(es) if you wish to receive electronic notification of the availability and/or release of financial statements material information after reading and signing the following consent and providing your email address above.

Interim Financial Statements and related MD&A ☐ Annual Financial Statements and related MD&A ☐

Please return to:

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada, M4A 1W9

CONSENT FORM

1. I acknowledge that access to both Internet Email and The World Wide Web is required in order to access documents electronically. I will receive, by email, notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.

2. I acknowledge documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format.

3. I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any financial statements document delivered electronically if I contact the deliverer by telephone (416-383-1328), by fax (416-383-1686), by email (info@altairesources.com) or regular mail (Altai Resources Inc., 1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9).

4. For Altai Resources Inc., the financial statements documents will be maintained for a minimum of 6 months from the date of posting to the web site.

5. I understand that I will be provided with a paper copy of the financial statements document intended to be delivered electronically, if electronic delivery fails.

6. I understand that my consent may be revoked or changed, including any change in electronic mail address to which financial statements documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone (416-383-1328), by fax (416-383-1686), by email (info@altairesources.com) or regular mail (Altai Resources Inc., 1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9).

7. I understand that I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

____

SIGNATURE OF SHAREHOLDER

END

AT07FSRQ